[redacted]

11021936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section [redacted] Washington, DC 110

SEC FILE NUMBER
8- 53440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CREDIT SUISSE PRIVATE ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Tessinerplatz 7
Zurich CH-8002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender — 646.290.7248 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 25 2011
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/26

AB 4/26

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Credit Suisse Private Advisors** as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

TINA M. DESTRO
Notary Public, State of New York
No. 01DE6122823
Qualified in Erie County
My Commission Expires February 22, 2013

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
APR 20 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOND LANE PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11726 SAN VICENTE BLVD, SUITE 300
(No. and Street)

LOS ANGELES (City) CA (State) 90049 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

863 FLAT SHOALS RD SE, SUITE C-369 (Address) CONYERS (City) GA (State) 30094 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David O. Higley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bond Lane Partners LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles)

On April 19th 2014 before me, Yelena Osadchaya Notary Public
(insert name and title of the officer)

personally appeared David O. Higley,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

YELENA OSADCHAYA
Commission # 1811165
Notary Public - California
Los Angeles County
My Comm. Expires Aug 26, 2012

Signature [signature] (Seal)

KPMG

CREDIT SUISSE PRIVATE ADVISORS AG
(A Wholly Owned Subsidiary of Credit Suisse AG)

(S.E.C. I.D. No. 8-53440)

Statement of Financial Condition and Supplemental Schedule

December 31, 2010

(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control)

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Credit Suisse Private Advisors AG

We have audited the accompanying statement of financial condition of Credit Suisse Private Advisors AG (the Company), a wholly-owned subsidiary of Credit Suisse Group AG, as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Private Advisors AG as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

KPMG LLP

March 28, 2011

CREDIT SUISSE PRIVATE ADVISORS AG
(a wholly owned subsidiary of Credit Suisse AG)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	14,336,485
Receivables from brokers, dealers, and clearing organizations		188,295
Capitalized Software at cost, net of accumulated depreciation of $40,157		2,099,771
Other assets		1,310,786
Total assets	$	17,935,337

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliated companies	$	560,897
Liability to Employees		1,800,509
Stamp taxes and social security		216,419
Accrued Expenses		191,926
Other liabilities		253,552
Provisions		243,318
Total liabilities	$	3,266,621
Stockholder's equity:		
Common stock, CHF 20 par value; 750,000 authorized, issued and outstanding	$	8,953,086
Additional paid in capital		40,046,396
Accumulated deficit		(39,078,233)
Accumulated other comprehensive income		4,747,467
Total stockholder's equity		14,668,716
Total liabilities and stockholder's equity	$	17,935,337

See accompanying notes to statement of financial condition.

(1) Organization and Business Description

Credit Suisse Private Advisors AG (the Company) is a wholly owned subsidiary of Credit Suisse AG, which is a wholly owned subsidiary of Credit Suisse Group AG (CSG). The Company is a Swiss-domiciled broker-dealer registered with the Securities and Exchange Commission (SEC) and under the supervision of the Financial Industry Regulatory Authority (FINRA), acts as an introducing broker in the purchase and sale of global debt and equity securities. All customer transactions were cleared through National Financial Services LLC (an entity not affiliated with the Company), on a fully disclosed basis. The Company is also a portfolio management firm that offers global investment opportunities and wealth management strategies to high net-worth individuals residing primarily in the United States of America.

While the Company conducts its business from its headquarters in Zurich, Switzerland, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States of America for submission to certain regulatory authorities.

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2010 in addition to the reported amounts of revenues and expenses during the year then ended. These estimates and assumptions are based on judgment and available information at the time of preparation of these financial statements, and consequently, actual results could differ from those estimates.

The functional currency of the Company is Swiss Francs and its books and records are maintained in the functional currency. The reporting currency for the purpose of preparation of this financial statement is U.S. Dollars.

Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2010. Translation adjustments arising from translating the entity's financial statement into the reporting currency are recorded within accumulated other comprehensive income.

Cash and cash equivalents
Cash and cash equivalents includes accounts maintained with banks with original maturities of ninety days or less.

Income taxes
The Company accounts for income taxes in accordance with ASC Topic 740 – Income Tax. Deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company uses a two step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note 10.

(3) Going Concern

In 2010 the Company had net income of $1,679,853 which decreased the Company's Accumulated Deficit to $39,078,233. Management believes the Company has sufficient liquidity and capital to enable it to continue as a going concern.

(4) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company believes that these transactions are on market terms that could be obtained from unrelated third parties. The amounts owed to affiliated companies with respect to these transactions are settled at least quarterly. The amount included in payable to affiliated companies represents accrued but unpaid amounts relating to these transactions.

All of the Company's Swiss based employees are members of the Credit Suisse Group AG Pension Plan. The Company makes payments, through an affiliated company, to the Credit Suisse Group AG Pension Plan on behalf of its employees.

In the context of the Compensation Design Initiative project effective as of January 1, 2010, the base salary has increased for a certain category of employees who are members of the Swiss plan, which results in a higher pension obligation for CSPA. The Company decided to finance this additional obligation by a one-time payment to the Swiss pension plan.

The Credit Suisse Group AG Master Share Plan (the Plan) provides for equity-based awards to the Company's employees based on CSG shares.

(5) Capitalized Software

In its March 23rd 2009 meeting, the Board of Directors of the Company approved the replacement of the Company's principal IT software application. The IT functionalities to be replaced include the trade execution and reconciliation, portfolio management and all clients reporting.

The IT-project "Linking PIN" has in the meantime been determined as the final Software went live in December 2010.

(6) Other Assets

Other Assets of $1,310,786 include recoverable withholding tax, security deposits, miscellaneous receivables and prepaid expenses.

(7) Commitments and Contingencies

The Company belongs to the Swiss value-added tax (VAT) group of Credit Suisse AG and thus carries joint liability to the Swiss federal tax debts of the entire VAT group of Credit Suisse AG.

(8) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of net capital. The Company computes its net capital under the aggregate indebtedness method permitted by the rule. At December 31, 2010, the Company's net capital was $10,442,120, which was in excess of the minimum requirement of $217,775 by $10,224,345. The Company operates pursuant to the (k) (2)(ii) exemptive provisions of the SEC's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through one broker-dealer on a fully disclosed basis.

(9) Taxes

As a Swiss domiciled broker - dealer, the Company is subject to taxes in Switzerland.

As of December 31, 2008, the Company has withdrawn from conducting business in the US and is no longer subject to taxes in the US. As of December 31, 2010, the Company has cumulative tax losses for US tax purposes.

At December 31, 2010, the Company has a deferred tax asset of approximately $13.1 million (of which $7.7 million relates to Swiss tax and $5.4 million relates to US taxes) related to prior year tax losses. The Company continued to maintain a full valuation allowance of approximately $13.1 million, resulting in a net deferred tax asset of zero, as management has determined that the realization of the deferred tax asset does not meet the more likely than not requirement.

The Company remains open to examination from Swiss jurisdiction for the year 2008 and either US federal, New York State and City and Florida jurisdictions for the years 2007 and forward. The Company does not anticipate any settlements that would result in a material change to its financial statements.

(10) Legal Proceedings

The Company is currently the subject of an arbitration proceeding brought by a former customer. The Company believes, based on currently available information and advice of counsel, that the results of such a proceeding will not have a material adverse effect on the results of operations or financial condition of the Company.

(11) Subsequent events

For the purpose of issuing these financial statements, management evaluated events and transactions through, to and including March 28, 2011. Based on these evaluations, no subsequent events were identified that require further recognition or disclosure.

Schedule I

CREDIT SUISSE PRIVATE ADVISORS AG

(a wholly owned subsidiary of Credit Suisse AG)
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Stockholder's equity			$	14,668,716
Deductions:				
Nonallowable assets:				
Cash on hand	$	282		
Receivables from brokers or dealers	$	—		
Furniture and equipment	$	—		
Leasehold Improvements	$	—		
Other assets	$	3,310,565	$	3,310,847
Other Deductions:				71,277
Total deductions			$	3,382,124
Net capital before haircuts on securities positions			$	11,286,592
Haircuts on securities positions and foreign currency bank accounts			$	(844,472)
Net capital			$	10,442,120
Minimum net capital requirement			$	217,775
Capital in excess of minimum requirements			$	10,224,345

Note: A reconciliation of amounts reported in the Financial Statements to amounts reported by the Company on Form X-17A-5 as of December 31, 2010, filed with FINRA on January 26, 2011 is presented as follows:

1) Stockholder's equity, as reported in the Company's part II (unaudited) FOCUS Report	$	14,799,271
Adjustment for overstatement of nonallowable assets	$	(130,555)
Stockholder's equity per above	$	14,668,716
2) Nonallowable assets as reported in the Company's part II (unaudited) FOCUS Report	$	3,441,402
Adjustment for overstatement of nonallowable assets	$	(130,555)
Nonallowable assets per above	$	3,310,847

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Credit Suisse Private Advisors AG

In planning and performing our audit of the statement of financial condition of Credit Suisse Private Advisors AG (the Company), as of December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 28, 2011